Exhibit 21

SUBSIDIARIES OF AGILYSYS, INC.

Subsidiaries of Agilysys, Inc.	State or jurisdiction of organization or incorporation

Agilysys NV, LLC	Delaware
Agilysys China Holdings Ltd.	Hong Kong
Agilysys HK Limited	Hong Kong
Agilysys MC Limited	Macau
Agilysys Hospitality Solutions (Shanghai) Co., Ltd.	People’s Republic of China
Agilysys Singapore Pte. Ltd.	Singapore
Agilysys Philippines, Inc.	Philippines
Agilysys UK Ltd.	United Kingdom
Agilysys Technologies India Private Limited	India
Agilysys Australia Pty Ltd	Australia
Agilysys Canada, Inc.	Canada
Agilysys Solutions LLC-FZ	United Arab Emirates